Exhibit 99.1

CONSOLIDATED CAPITALIZATION OF BANK OF MONTREAL

The following table sets forth the consolidated capitalization of the Bank as at October 31, 2025.

As at October 31, 2025
(in millions of Canadian dollars)
Subordinated Debt	8,500

Total Equity
Preferred Shares(1) and Other Equity Instruments(2)	8,956
Common Shares	23,359
Contributed Surplus	373
Retained Earnings	47,377
Accumulated Other Comprehensive Income	7,986

Total Shareholders’ Equity	88,051
Non-controlling Interest in Subsidiaries	49
Total Equity	88,100

Total Capitalization	96,600

Notes:

(1)

Preferred Shares classified under Total Equity consist of Class B Preferred Shares Series 44, 50 and 52. For more information on the classification of Preferred Shares, please refer to Note 16 of the audited consolidated financial statements of Bank of Montreal for the year ended October 31, 2025.

(2)

The Other Equity Instruments described under Total Equity consist of Additional Tier 1 Capital Notes and Limited Recourse Capital Notes, Series 1, 2, 3, 4, 5 and 6. Please refer to Note 16 of the audited consolidated financial statements of Bank of Montreal for the year ended October 31, 2025.